UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Inclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		Tera Technos Co., Ltd
	B. Representative		Lee, Jae-Woo
	C. Main business
	D. Financial status of the latest fiscal year (KRW mn)	Total assets	4,628
		Total liabilities	2,865
		Total shareholders’ equity	1,763
		Capital stock	1,726
2. Shareholding ratio of subsidiary	Before inclusion	Shares held (shrs.)	—
		Shareholding ratio (%)	—
	After inclusion	Shares held (shrs.)	3,320,956
		Shareholding ratio (%)	96.22
3. Percentage of value of shares held to total assets	Before inclusion	Value of shares held (KRW million)	—
		Percentage in total assets (%)	—
	After inclusion	Value of shares held (KRW million)	47,800
		Percentage in total assets (%)	0.09
4. Total number of subsidiaries	Before inclusion		17
	After inclusion		18
5. Reasons for inclusion			Acquisition of shares
6. Date of inclusion			July 5, 2022
7. Date of board resolution (decision date)			May 2, 2022
8. Other matters to be factored into investment decisions

- ‘Shares held’ after inclusion under 2. ‘Shareholding ratio of subsidiary’ is the number of shares that was previously held by target company (excludes treasury stocks of 130,517 shares)

- ‘Shareholding ratio’ after inclusion under 2. ‘Shareholding ratio of subsidiary’ does not include ratio of target company’s treasury stocks (3.78%).

- ‘Value of shares held’ after inclusion under 3. Percentage of value of shares held to total assets is acquisition value on the contract

- ‘Percentage in total assets’ after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the proportion of the total assets in the financial statements of POSCO HOLDINGS after the Spin-off

- Above 6 ‘date of inclusion’ is transfer date of shareholding right

- In relation to the ‘7. Resolution date (decision date)’ above, the resolution was made through the Investment Committee, an in-house investment decision-making body, and the ‘resolution date’ is the resolution date of the Investment Committee

Related disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 5, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President